Exhibit 5.1

[Letterhead of The Advisory Board Company]

February 9, 2015

Board of Directors

The Advisory Board Company

2445 M Street, NW

Washington, D.C. 20037

Ladies and Gentlemen:

I am the General Counsel and Corporate Secretary of The Advisory Board Company, a Delaware corporation (the “Company”). I have examined the Registration Statement on Form S-8 (the “Registration Statement”) of the Company, filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 1,906,666 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company issuable pursuant to The Advisory Board Company Inducement Stock Incentive Plan for Royall Employees as in effect on the date hereof (the “Plan”). This opinion letter is being furnished to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

In addition to examining the Registration Statement, I have examined the Plan and originals, or photostatic or certified copies, of such proceedings and records of the Company and certificates of public officials and such other documents and matters as I have deemed relevant and necessary as the basis for the opinions set forth below. I also have made such other investigations as I have deemed relevant and necessary or appropriate in connection with the opinion hereinafter set forth. In my examination, I have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as copies. I also have assumed that there are no agreements or understandings between or among the Company and any participant in the Plan that would expand, modify or otherwise affect the terms of the Plan or the respective rights or obligations of the participants thereunder. Finally, I have assumed the accuracy of all other information provided to me by others during the course of my investigation, on which I have relied in issuing the opinion expressed below.

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. I express no opinion herein as to any other laws, statutes, ordinances, rules or regulations.

Based upon, subject to and limited by the foregoing, I am of the opinion that following (i) effectiveness of the Registration Statement, (ii) issuance of the Shares pursuant to the terms of the Plan and the award agreements thereunder and (iii) receipt by the Company of consideration for the Shares specified in the applicable resolutions of the Board of Directors or a duly authorized committee thereof and the Plan and the award agreements thereunder, the Shares that constitute original issuances by the Company will be validly issued, fully paid, and nonassessable.

I consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Evan R. Farber
Evan R. Farber
General Counsel and Corporate Secretary